September 26, 2019

Jatin Pravinchandra Dalal
Chief Financial Officer and Sr. Vice President
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

       Re: Wipro Limited
           Form 20-F for the Fiscal Year March 31, 2019
           Filed June 11, 2019
           Form 6-K furnished July 19, 2019
           File No. 001-16139

Dear Mr. Dalal:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year March 31, 2019

Note 3. Significant accounting policies
IFRS 15 - Revenue from Contracts with Customers, page 133

1. We note that your disclosure of remaining performance obligations includes contracts that can be terminated for convenience without a substantive penalty. Please describe for us your analysis of how arrangements with such termination provisions meet the criteria of a contract discussed in paragraphs 9 - 12 of IFRS 15 such that they should be included in unsatisfied performance obligations as of the end of the reporting period.
 Jatin Pravinchandra Dalal
FirstName LastNameJatin Pravinchandra Dalal
Wipro Limited
Comapany 26, 2019
September NameWipro Limited
Page 2
September 26, 2019 Page 2
FirstName LastName
Form 6-K furnished July 19, 2019

Exhibit 99.2

2. We note your presentation of the non-GAAP measure Free Cash flow as a percentage of
         Net Income, but you do not include a reconciliation to the directly comparable financial
         GAAP measure calculated and presented in accordance with IFRS. When presenting non-
         GAAP financial measures please provide a reconciliation of such measures to the comparable GAAP measure as required by Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Joyce
Sweeney, Senior Staff Accountant, at 202-551-3449 with any questions.



                                                            Sincerely,

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